UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No.________)*



                    American Community Properties Trust
         --------------------------------------------------------
                             (Name of Issuer)

                  Common Shares, $.01 par value per share
         --------------------------------------------------------
                      (Title of Class of Securities)

                                 02520N106
         --------------------------------------------------------
                              (CUSIP Number)

                           James Michael Wilson
                      Interstate Business Corporation
                       222 Smallwood Village Center
                          St. Charles, MD  20602
                        Telephone:  (301) 843-7333
         --------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 5, 1998
         --------------------------------------------------------
           Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

                            Page 1 of 18 Pages

CUSIP No. 02520N106                  13D               Page 2 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     James Michael Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           86,397
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              21,350
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              86,397
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              21,350
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     107,747
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.1%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 3 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Interstate Business Corporation
     I.R.S. Identification Number:  52-1066133
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           1,549,976
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              1,549,976
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,549,976
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.8%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 4 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Wilson Securities Corporation
     I.R.S. Identification Number:  66-0311591
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           586,101
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              586,101
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     586,101
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     11.3%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 5 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Wilson Family Limited Partnership
     I.R.S. Identification Number:  52-1656345
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           See Item 5
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              See Item 5
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              See Item 5
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              See Item 5
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     See Item 5
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     See Item 5
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 6 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     James J. Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [ X ]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           15,289
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              15,289
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     15,289
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .3%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 7 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Barbara A. Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           50
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              50
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     50
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     .0%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 8 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Kevin J. Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           86,397
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              86,397
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     86,397
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.7%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 9 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Elizabeth W. Weber
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           86,397
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              86,397
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     86,397
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.7%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 10 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Thomas B. Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           86,397
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              86,397
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     86,397
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.7%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 11 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Mary P. Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           86,397
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              21,350
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              86,397
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              21,350
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     107,747
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.1%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 12 of 18 Pages

--------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Brian J. Wilson
     SSN ###-##-####
--------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group       (a)  [X]
     (See Instructions)                                     (b)  [ ]

     All reporting persons listed in (1) are members of group.
--------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                [N/A]
--------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     U.S. Citizen
--------------------------------------------------------------------------
Number of Shares         (7)  Sole Voting Power
 Beneficially Owned           86,397
 by Each Reporting       -------------------------------------------------
 Person With             (8)  Shared Voting Power
                              -0-
                         -------------------------------------------------
                         (9)  Sole Dispositive Power
                              86,397
                         -------------------------------------------------
                         (10) Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     86,397
--------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     1.7%
--------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------

CUSIP No. 02520N106                  13D               Page 13 of 18 Pages



ITEM 1.   SECURITY AND ISSUER

This Schedule 13D is related to the common shares, par value $.01 per share ("Common Shares") of American Community Properties Trust ("the Issuer"), a Maryland real estate investment trust. The Issuer's principal executive office is located at 222 Smallwood Village, St. Charles, MD 20602.

ITEM 2.   IDENTITY AND BACKGROUND

This statement is submitted by James Michael Wilson, with a business address of 222 Smallwood Village Center, St. Charles, Maryland 20602. Mr. Wilson is employed by Interstate Business Corporation as its president and American Community Properties Trust as its Chief Financial Officer at the same address. Mr. Wilson has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wilson is a U.S. citizen.

This statement is submitted by Interstate Business Corporation ("IBC"), a corporation organized under the laws of the State of Delaware. IBC's principal business is real estate development and its principal business and office address is 222 Smallwood Village Center, St. Charles, Maryland 20602. In the last five years, IBC has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name of each executive officer, director, and controlling person of IBC is listed in Exhibit A. To the best of the knowledge of IBC, the individuals listed in Exhibit A have not, in the last five years, been convicted in a criminal proceeding and have not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is submitted by Wilson Securities Corporation ("WSC"), a corporation organized under the laws of the State of Delaware. WSC's principal business is real estate development and its principal address is 222 Smallwood Village Center, St. Charles, Maryland 20602. In the last five years, WSC has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02520N106                  13D               Page 14 of 18 Pages

The name of each executive officer, director, and controlling person of WSC is listed in Exhibit B. To the best of the knowledge of WSC, the individuals listed in Exhibit B have not, in the last five years, been convicted in a criminal proceeding and have not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is submitted by Wilson Family Limited Partnership ("WFLP") a limited partnership organized under the laws of the State of Delaware. WFLP's principal business is financial investments and its principal address is 222 Smallwood Village Center, St. Charles, Maryland 20602. In the last five years, WFLP has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name of each general partner of WFLP is listed in Exhibit C. To the best of the knowledge of WFLP, the individuals listed in Exhibit C have not, in the last five years, been convicted in a criminal proceeding and have not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This statement is submitted by James J. Wilson, an individual and US citizen, with a business address of 5160 Parkstone Drive, Suite 110, Chantilly, VA 20151. Mr. James J. Wilson is employed by Interstate General Company, L.P. as its Chairman. On February 29, 1996, James J. Wilson was convicted of criminal violations of the U.S. clean Water Act in the U.S. District Court for the District of Maryland. On December 23, 1997, the U.S. Court of Appeals for the Fourth Circuit reversed the conviction and remanded the matter to the District Court for a new trial. Mr. Wilson has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wilson is a U.S. Citizen.

This statement is submitted by Barbara A. Wilson, an individual, with a business address of 222 Smallwood Village Center, St. Charles, Maryland 20602. Mrs. Wilson serves as a Director and Officer of Interstate Business Corporation and Wilson Securities Corporation. Mrs. Wilson has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Wilson is a U.S. Citizen.

CUSIP No. 02520N106                  13D               Page 15 of 18 Pages

This statement is submitted by Kevin J. Wilson, an individual, with a business address of P.O. Box 3040, La Plata, Maryland 20646. Kevin J. Wilson is employed by Community Homes, Inc. as its President. Kevin J. Wilson has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wilson is a U.S. Citizen.

This statement is submitted by Elizabeth W. Weber, an individual, with a business address of 222 Smallwood Village Center, St. Charles, Maryland 20602. Elizabeth Weber is not employed. Elizabeth Weber has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Weber is a U.S. Citizen.

This statement is submitted by Thomas B. Wilson, an individual, with a business address of 222 Smallwood Village Center, St. Charles, Maryland 20602. Thomas B. Wilson is employed by Equus Gaming Company L.P. as a President. Thomas B. Wilson has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wilson is a U.S. Citizen.

This statement is submitted by Mary Patricia Wilson, an individual, with a business address of 222 Smallwood Village Center, St. Charles, Maryland 20602. Mary Patricia Wilson is employed by St. Charles Fitness Club, Inc. as its President. Mary Patricia Wilson has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Wilson is a U.S. Citizen.

This statement is submitted by Brian J. Wilson, an individual, with a business address of 222 Smallwood Village Center, St. Charles, Maryland 20602. Brian J. Wilson is not employed. Brian J. Wilson has not, in the last five years, been convicted in a criminal proceeding and has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 02520N106                  13D               Page 16 of 18 Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All Common Shares to which this statement relates were issued without consideration in a spin-off distribution effected by Interstate General Company L.P. ("IGC") on October 5, 1998. American Community Properties Trust was a wholly-owned subsidiary of IGC prior to the transaction.

ITEM 4.   PURPOSE OF TRANSACTION

All Common Shares to which this statement relates were issued without consideration in a spin-off distribution effected by Interstate General Company L.P. on October 5, 1998.

All reporting persons listed have no plans or proposals, presently, to pursue transactions such as an acquisition or merger, a sale or transfer of a material amount of assets of the issuer, a change in the board of directors or management of the issuing entity, a material change in the present capitalization or dividend policy of the issuer, or a change in the issuer's organizational documents, or any other change in the issuer's business or structure.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) (b)   Exhibit D details the number and percentage of Comon Shares beneficially owned by all reporting persons listed in Item 1. Exhibit D also sets forth the number of Common Shares with respect to which each reporting person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

(c) No reporting person has had any transactions related to the Common Shares in the past sixty days other than initial acquisition of such shares in the spin-off by Interstate General Company L.P.

(d)  N/A

(e)  N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

James J. Wilson is the husband of Barbara A. Wilson. James J. Wilson and Barbara A. Wilson are the parents of James Michael Wilson, Kevin J. Wilson, Elizabeth W. Weber, Thomas B. Wilson, Mary P. Wilson and Brian J. Wilson. The reporting persons (or representatives thereof) periodically meet to discuss matters relating to their ownership of Common Shares of American Community Properties Trust and may from time to time act together with respect to the voting or disposition of Common Shares. However, there is no written agreement or arrangement among the reporting persons with respect to the voting or disposition of Common Shares and, accordingly, the reporting persons may not always act together with respect to Common Shares.

CUSIP No. 02520N106                  13D               Page 17 of 18 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

(a)  Executive Officers and Directors of Interstate Business Corporation.

(b)  Executive Officers and Directors of Wilson Securities Corporation.

(c)  Wilson Family Limited Partnership.

(d)  Interest in Securities of the Issuer.

(e)  Joint Statement Agreement

CUSIP No. 02520N106                  13D               Page 18 of 18 Pages


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 15, 1998

                                   INTERSTATE BUSINESS CORPORATION

/s/ James Michael Wilson           By:  /s/ James Michael Wilson
----------------------------------      -------------------------------
James Michael Wilson, Individually      James Michael Wilson, President


WILSON SECURITIES CORPORATION

By: /s/ James Michael Wilson
    ------------------------------
    James Michael Wilson, President


Wilson Family Limited Partnership

By: /s/ James Michael Wilson
   -------------------------------------
   James Michael Wilson, General Partner

/s/ James J. Wilson
----------------------------------------
James J. Wilson, Individually

/s/ Barbara A. Wilson
----------------------------------------
Barbara A. Wilson, Individually

/s/ Kevin J. Wilson
----------------------------------------
Kevin J. Wilson, Individually

/s/ Elizabeth W. Weber
----------------------------------------
Elizabeth W. Weber, Individually

/s/ Thomas B. Wilson
----------------------------------------
Thomas B. Wilson, Individually

/s/ Mary P. Wilson
----------------------------------------
Mary P. Wilson, Individually

/s/ Brian J. Wilson
----------------------------------------
Brian J. Wilson, Individually

                                 EXHIBIT A

                         OFFICERS AND DIRECTORS OF
                      INTERSTATE BUSINESS CORPORATION

OFFICERS

James Michael Wilson  -  President
Barbara A. Wilson  -  Vice President/Secretary
Thomas B. Wilson  -  Assistant Vice President/Treasurer
Kevin J. Wilson  -  Vice President
Mary Patricia Wilson - Vice President
Paula S. Biggs  -  Assistant Secretary
Pamela R. Polley - Assistant Secretary
Gretchen Gronau - Assistant Treasurer


DIRECTORS

James Michael Wilson
Barbara A. Wilson
Thomas B. Wilson

The business address of all of the above is 222 Smallwood Village Center, St. Charles, Maryland 20602.

Each of the above is a U.S. Citizen.




                                 EXHIBIT B

                         OFFICERS AND DIRECTORS OF
                       WILSON SECURITIES CORPORATION

OFFICERS

James Michael Wilson  -  President
Barbara A. Wilson  -  Vice President/Secretary
Thomas B. Wilson  -  Assistant Vice President/Treasurer
Paula S. Biggs  -  Assistant Secretary
Pamela R. Polley  -  Assistant Secretary


DIRECTORS

James Michael Wilson
Barbara A. Wilson
Thoms B. Wilson



The business address of all of the above is 222 Smallwood Village Center, St. Charles, Maryland 20602.

Each of the above is a U.S. Citizen.

                                 EXHIBIT C

                     WILSON FAMILY LIMITED PARTNERSHIP


GENERAL PARTNERS

James Michael Wilson     -       1% interest
Mary Patricia Wilson     -       1% interest


The business address of all of the above is 222 Smallwood Village Center, St. Charles, Maryland 20602.

Each of the above is a U.S. Citizen.


                                 EXHIBIT D

                   INTEREST IN SECURITIES OF THE ISSUER


                                   # OF ACPT  % OF ACPT
                                     SHARES     SHARES   VOTING DISPOSITIVE
                                     OWNED      OWNED    POWER     POWER
                                   ---------  ---------  ------ -----------

James Michael Wilson                 86,397       1.7%   Sole      Sole
                                     21,350 (1)   0.4%   Shared    Shared

Interstate Business Corporation   1,549,976      29.8%   Sole      Sole

Wilson Securities Corporation       586,101      11.3%   Sole      Sole

Wilson Family L.P.                   21,350       0.4%   *         *

James J. Wilson                      15,289       0.3%   Sole      Sole

Barbara A. Wilson                        50       0.0%   Sole      Sole

Kevin J. Wilson                      86,397       1.7%   Sole      Sole

Elizabeth W. Weber                   86,397       1.7%   Sole      Sole

Thomas B. Wilson                     86,397       1.7%   Sole      Sole

Mary P. Wilson                       86,397       1.7%   Sole      Sole
                                     21,350 (1)   0.4%   Shared    Shared

Brian J. Wilson                      86,397       1.7%   Sole      Sole

*See Footnote 1.

(1) Reporting person is a General Partner of The Wilson Family L.P. The management and control of the business and affairs of the partnership are vested jointly in the General Partners, thus reporting person shares voting and dispositive power over Common Shares owned by Wilson Family L.P.

                                 EXHIBIT E

                         JOINT STATEMENT AGREEMENT


Each of the undersigned hereby agrees that the Schedule 13D relating to the Common Shares of American Community Properties Trust to which this agreement is attached as an exhibit is filed on behalf of such person.

Dated:  October 15, 1998

                                   INTERSTATE BUSINESS CORPORATION

/s/ James Michael Wilson           By:  /s/ James Michael Wilson
----------------------------------      -------------------------------
James Michael Wilson, Individually      James Michael Wilson, President


WILSON SECURITIES CORPORATION

By: /s/ James Michael Wilson
    ------------------------------
    James Michael Wilson, President

Wilson Family Limited Partnership

By:/s/ James Michael Wilson
   -------------------------------------
   James Michael Wilson, General Partner

/s/ James J. Wilson
----------------------------------------
James J. Wilson, Individually

/s/ Barbara A. Wilson
----------------------------------------
Barbara A. Wilson, Individually

/s/ Kevin J. Wilson
----------------------------------------
Kevin J. Wilson, Individually

/s/ Elizabeth W. Weber
----------------------------------------
Elizabeth W. Weber, Individually

/s/ Thomas B. Wilson
----------------------------------------
Thomas B. Wilson, Individually

/s/ Mary P. Wilson
----------------------------------------
Mary P. Wilson, Individually

/s/ Brian J. Wilson
----------------------------------------
Brian J. Wilson, Individually